UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

In February 2024, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated February 15, 2024: Phase 2 data published in NEJM show potential of frexalimab as high-efficacy therapy in relapsing MS

Exhibit 99.2	Press Release dated February 16, 2024: Japan first in the world to approve Dupixent® for chronic spontaneous urticaria (CSU)

Exhibit 99.3	Press Release dated February 22, 2024: Sanofi’s Board of Directors proposes the appointment of Clotilde Delbos, Anne-Françoise Nesmes and John Sundy as independent Directors

Exhibit 99.4	Press Release dated February 23, 2024: Dupixent® sBLA accepted for FDA Priority Review for treatment of COPD with type 2 inflammation

Exhibit 99.5	Press Release dated February 24, 2024: Phase 2 results demonstrate rilzabrutinib rapidly reduced itch severity and significantly improved disease activity in adults with chronic spontaneous urticaria

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2024		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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